UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70274

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Quantlab Brokerage, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Greenway Plaza, Suite 200
(No. and Street)

Houston	Texas	77046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sabrina E. Buniva (713) 400-5914

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka Co.

(Name – *if individual, state last, first, middle name*)

Nine Greenway Plaza, Suite 1700 Houston	Texas	77046
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Sabrina E. Buniva, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantlab Brokerage, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY C GREEN
Notary ID #125884364
My Commission Expires
October 20, 2022
NOTARY PUBLIC STATE OF TEXAS

Signature

Chief Financial Officer
Title

Nancy C. Green
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUANTLAB BROKERAGE, LLC
(SEC Identification No. 8-70274)

Statement of Financial Condition With
Report of Independent Registered Public Accounting Firm

As of December 31, 2020

CONTENTS



Briggs & Veselka Co.
A LIMITED LIABILITY PARTNERSHIP
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Quantlab Brokerage, LLC
Houston, Texas

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quantlab Brokerage, LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Quantlab Brokerage, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Quantlab Brokerage LLC's management. Our responsibility is to express an opinion on Quantlab Brokerage LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Quantlab Brokerage, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Briggs & Veselka Co.
Briggs & Veselka Co.
Houston, Texas

We have served as Quantlab Brokerage, LLC's auditor since 2019.

February 22, 2021

www.bvccpa.com

Member of the Center for Public Company Audit Firms
of the American Institute of Certified Public Accountants

HLB WE ARE AN INDEPENDENT MEMBER OF
THE GLOBAL ADVISORY
AND ACCOUNTING NETWORK

QUANTLAB BROKERAGE, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS	
Cash and cash equivalents	$ 1,256,525
Due from broker	100,449
Prepaid expenses	31,982
Deferred tax asset	9,476
TOTAL ASSETS	$ 1,398,432
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable	$ 78,459
Payable to related party	126,634
Accrued expenses	28,968
Total liabilities	234,061
Member's equity	1,164,371
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,398,432

The accompanying notes are an integral part of the statement of financial condition.

NOTE 1 – ORGANIZATION

Quantlab Brokerage, LLC (the "Company"), a Delaware limited liability company, was organized on September 26, 2018. The Company shall continue perpetually, unless terminated by the provisions of the Company's Limited Liability Company Agreement. In October 2019, the Company received approval as a registered broker-dealer under the Securities Exchange Act of 1934 and became a member of the Financial Industry Regulatory Authority, Inc. The Company's offices are located in Houston, Texas and Austin, Texas. The Company is wholly owned by Quantlab Brokerage Holdings, LLC (QLBH), a Delaware limited liability company.

Effective December 1, 2019, the Company is party to a contract under which it receives brokerage commissions and other service fees from transactions in certain investment accounts maintained by a client of QCM Cayman, Ltd. (QCMC), on a fully disclosed basis. QCMC, a Cayman Islands exempted company, is a registered investment adviser under the Investment Advisers Act of 1940. QCMC is wholly owned by an affiliate of the Company. The Company's agreement with QCMC provides for a fixed fee per trade, subject to a maximum amount per month, plus reimbursement for all costs the Company incurs in executing securities transactions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Due from Broker – Due from broker includes cash held at the Company's clearing firm.

Taxes – The Company is consolidated within QLBH's parent, Quantlab US, Inc. (QUS) for both federal and Texas gross margin tax purposes. The Company computes income taxes as if it files a separate tax return. Any income taxes payable or receivable generated by the Company will be payable to or reimbursable from QUS.

Deferred income taxes are accounted for by applying statutory tax rates in effect at the balance sheet date to differences between the book basis and the tax basis of assets and liabilities. The resulting deferred tax assets and liabilities are adjusted to reflect changes in enacted tax laws or rates. Realization of the deferred tax asset is dependent upon generating sufficient future taxable income. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax assets will be realized.

The Texas gross margin tax applies to legal entities conducting business in Texas, including previously nontaxable entities such as limited partnerships and limited liability companies. The tax is calculated by applying a tax rate to a base that considers both revenues and expenses and, therefore, has the characteristics of an income tax. The Company accrued $1,887 of Texas gross margin tax, included in accrued expenses in the statement of financial condition.

NOTE 3 – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the nature of the asset or liability, the Company uses valuation techniques and assumptions when estimating fair value. In accordance with U.S. GAAP, the Company applied the following fair value hierarchy:

- **Level 1** – Financial assets and liabilities whose values are based on unadjusted quoted prices for identifiable assets or liabilities in an active market that the Company has the ability to access at the measurement date (examples include active exchange-traded equity securities, listed derivatives, and most U.S. Government and agency securities).

- **Level 2** – Financial assets and liabilities whose values are based on quoted prices in markets where trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets.

- **Level 3** – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As of December 31, 2020, the Company did not have any financial or nonfinancial assets or liabilities measured at fair value on a recurring or nonrecurring basis.

NOTE 4 – RELATED PARTY TRANSACTIONS

In accordance with a Management Services Agreement entered into effective December 2019, QUS provides the Company with management services, including information technology-related services, and office facilities, and also pays various overhead expenses on behalf of the Company. The monthly fees, including allocated personnel expenses, are adjustable by mutual agreement.

The Company entered into a License Agreement in December 2019 with QUS. The agreement is for certain proprietary software technology for which the Company pays a monthly license fee. The fee is included within the Management Services Agreement previously discussed.

The Company received reimbursable technology costs from a client of QCMC (also wholly owned by an affiliate of the Company) under the contract discussed in Notes 1 and 2. The Company has a payable to the client of QCMC in the amount of $126,634 at December 31, 2020, included in the statement of financial condition, for expenses paid by the client in December, 2020 on the Company's behalf, as well as overpaid December commissions.

NOTE 5 – CONTINGENCIES

In the normal course of business, the Company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. The Company is unable to predict the outcome of these matters. However, the Company believes the outcome of any resulting actions will not be material to its financial statements.

NOTE 6 – RISK FACTORS

In the normal course of business, the Company maintains cash with financial institutions. At various times during the year, the Company's balances may exceed the applicable federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. To mitigate this risk, the Company places its cash deposits only with high credit quality institutions. Management monitors the financial condition of these financial institutions and believes any possible credit risk is minimal.

Certain impacts from the COVID-19 outbreak may have a significant impact on the Company's operations and performance. These circumstances may continue for an extended period of time, and may have an adverse impact on economic and market conditions. The ultimate economic fallout from the pandemic, and the long-term impact on economies, markets, industries and individual companies, are not known. The extent of the impact to the financial performance and the operations of the Company will depend on future developments, which are highly uncertain and cannot be predicted.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $1,122,913 which exceeded its required net capital of $15,604 by $1,107,309. The Company's ratio of aggregate indebtedness to net capital was 0.21 to 1. There were no liabilities subordinated to the claims of general creditors during 2020.

NOTE 8 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 22, 2021, the date these financial statements were available to be issued. No events require adjustment or disclosure in these financial statements.